Kinder Holding Corp.
6230 Wilshire Blvd., Suite 46
Los Angeles, CA 90048

January 13, 2015

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Daniel Porco, Staff Attorney

Re: Kinder Holding Corp.
Form 10-12G
Filed December 22, 2014
File No. 000-55320

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated January 7, 2014, with respect to the above-referenced Form 10 filed by Kinder Holding Corp. (the "Company") on December 22, 2014. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
Item 1A. Risk Factors, page 9

The Company's sole officer and director may allocate his time...., page 10

Comment 1. We note your response to comment 2 in our letter dated December 18, 2014. Please further clarify whether Mr. Heiden has an ongoing relationship with Park Avenue Group, and revise your disclosure throughout your registration statement, as appropriate.
Response 1. We have added disclosure in the last paragraph on page 3 under subheading "General Background of the Registrant" and in risk factor "The Company's sole officer and director may allocate his time.....", on page 10 as follows:

Mr. Heiden was an analyst for Park Avenue Group from 2003 until 2008 and has no ongoing relationship with such entity. Park Avenue Group, a dissolved entity, was controlled by Richard Rubin, who also exercises the sole voting and dispositive powers with respect to the shares owned by Securities Compliance Corp., a control shareholder of the Company.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO